FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc
Annual General Meeting 28 May 2010
At the Annual General Meeting of HSBC Holdings plc held on 28 May 2010, all resolutions were passed on a poll.
The following table shows the votes cast on each resolution:
Resolution	Total Votes For (%)	Total Votes Against (%)	Votes Total (% of Issued Share Capital)	Votes Withheld♣
1. To receive the Report and Accounts for 2009	6,944,544,740 (99.43)	39,714,613 (0.57)	6,984,259,353 (39.89)	430,598,977
2. To approve the Directors' Remuneration Report for 2009	5,730,566,528 (87.00)	856,535,768 (13.00)	6,587,102,296 (37.62)	820,187,860
3. (a) To re-elect R A Fairhead a Director	7,296,815,167 (98.62)	101,823,159 (1.38)	7,398,638,326 (42.25)	15,277,590
(b) To re-elect M F Geoghegan a Director	7,334,050,341 (99.55)	32,961,299 (0.45)	7,367,011,640 (42.07)	47,188,185
(c) To re-elect S K Green a Director	6,977,475,948 (95.57)	323,769,338 (4.43)	7,301,245,286 (41.70)	112,927,709
(d) To re-elect G Morgan a Director	7,268,685,057 (98.24)	130,023,850 (1.76)	7,398,708,907 (42.26)	15,410,295
(e) To re-elect N R N Murthy a Director	7,378,931,192 (99.74)	19,477,921 (0.26)	7,398,409,113 (42.25)	15,363,215
(f) To re-elect S M Robertson a Director	7,153,405,009 (96.69)	244,795,070 (3.31)	7,398,200,079 (42.25)	15,607,399
(g) To re-elect J L Thornton a Director	6,704,405,938 (96.62)	234,358,448 (3.38)	6,938,764,386 (39.63)	469,120,496
(h) To re-elect Sir Brian Williamson a Director	7,380,522,401 (99.76)	18,038,078 (0.24)	7,398,560,479 (42.25)	15,323,823
4. To reappoint the Auditor at remuneration to be determined by the Group Audit Committee	7,359,819,272 (99.76)	18,027,604 (0.24)	7,377,846,876 (42.14)	36,351,240
5. To authorise the Directors to allot shares	7,264,724,799 (98.16)	135,841,801 (1.84)	7,400,566,600 (42.27)	16,628,621
6. To disapply pre-emption rights (Special Resolution)	7,319,169,089 (98.93)	79,046,168 (1.07)	7,398,215,257 (42.25)	18,836,871
7. To alter the Articles of Association (Special Resolution)	7,362,315,126 (99.56)	32,851,046 (0.44)	7,395,166,172 (42.23)	21,846,012
8. To approve the extension of the term of the Share Incentive Plan and the establishment of new share ownership plans	7,358,291,988 (99.62)	28,253,519 (0.38)	7,386,545,507 (42.19)	30,640,176
9. To approve general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice (Special Resolution)	7,050,768,076 (95.62)	322,799,315 (4.38)	7,373,567,391 (42.11)	43,639,277
♣    A "Vote Withheld" is not a 'vote' in law and is not counted in the calculation of the proportion of the votes 'For' and 'Against' the resolution.
The total number of ordinary shares of US$0.50 each eligible to be voted at the Annual General Meeting was 17,509,644,523. The scrutineers of the poll were Electoral Reform Services Limited and Computershare Investor Services PLC.
Copies of the special business resolutions passed at the Annual General Meeting have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the address shown below:
UK Listing Authority, Document Viewing Facility
:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
At the conclusion of the Annual General Meeting, J L
Durán
retired as a Director, W K L Fung retired as a Director and Chairman of the Corporate Sustainability Committee and Sir Mark Moody-Stuart retired as a Director and Chairman of the Remuneration Committee.  There are no matters relating to the retirements of J L
Durán,

W K L Fung and Sir Mark-Moody Stuart that need to be brought to the attention of the shareholders of the Company.
The current Directors of HSBC Holdings plc are S A Catz
†
,
V H C Cheng, M K T Cheung†, J D Coombe†, R A  Fairhead†, D J Flint, A A Flockhart, M  F Geoghegan, S K Green, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, G Morgan†, N R N Murthy†, S M Robertson†, J L Thornton† and Sir  Brian Williamson†
.
†  Independent Non-Executive Director

The following appointments to Board committees have been made with effect from the conclusion of the Annual General Meeting:
N R N Murthy, an independent non-executive Director since 2008, became Chairman of the Corporate Sustainability Committee;
V H C Cheng, an executive Director since 2008, became a member of the Corporate Sustainability Committee; and
J L Thornton, an independent non-executive Director since 2008, became Chairman of the Remuneration Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 28 May 2010